UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 25)*

                       American Real Estate Partners, L.P.

                                (Name of Issuer)

             Depositary Units Representing Limited Partner Interests
                         (Title of Class of Securities)

                                   029169 10 9
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 14, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box //.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  High Coast Limited Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  34,359,836

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                  34,359,836

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  34,359,836

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /X /

Excludes all depositary units owned of record by API Nominee Corp.

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  74.5%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Beckton Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                  34,359,836

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                  34,359,836

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  34,359,836

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /X /
         Excludes all depositary units owned of record by API Nominee Corp.

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  74.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Barberry Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  5,537,000

         8        SHARED VOTING POWER
                          0

         9        SOLE DISPOSITIVE POWER
                  5,537,000

         10       SHARED DISPOSITIVE POWER
                           O

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,537,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  /x/
                  Excludes all depositary units owned of record by API Nominee Corp.

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D


CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Carl C. Icahn

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                  39,896,836

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                  39,896,836

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  39,896,836

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /x/

        Excludes all depositary units owned of record by API Nominee Corp.

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  86.6%

14       TYPE OF REPORTING PERSON*
                  IN

                         SCHEDULE 13D - Amendment No. 25


Item 1. Security and Issuer

     The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990 by Meadowstar Holding Company, Inc., a Delaware Corporation, Carl C. Icahn, a citizen of the United States of America, Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), Icahn Capital Corporation, a Delaware corporation and Icahn Holding Corporation, a Delaware corporation ("IHC"), as amended by Amendment No. 1, dated November 16, 1990, Amendment No. 2, dated March 19, 1992, Amendment No. 3, dated March 18, 1993, Amendment No. 4, dated May 13, 1993, Amendment No. 5, dated March 24, 1994, Amendment No. 6, dated July 28, 1994, Amendment No. 7, dated July 29, 1994, Amendment No. 8, dated April 13, 1994, Amendment No. 9, dated August 30, 1995, Amendment No. 10, dated September 14, 1995, Amendment No. 11, dated January 19, 1996, Amendment No. 12, dated January 22, 1996, Amendment No. 13, dated March 8, 1996, Amendment No. 14, dated June 21, 1996, Amendment No. 15 dated September 18, 1996, Amendment No. 16, dated January 2, 1997, Amendment No. 17, dated July 23, 1997, Amendment No. 18, dated September 25, 1997, the Tender Offer Statement on
Schedule 14D-1 originally filed with the SEC on November 28, 1998 by Leyton LLC ("Leyton"), High Coast Limited Partnership ("High Coast"), Beckton Corp. ("Beckton") and Carl C. Icahn (Amendment No. 20 to Schedule 13-D), as amended by Amendment No. 1 filed on December 14, 1998 (Amendment No. 21 to Schedule 13-D), Amendment No. 2 filed on December 29, 1998 (Amendment No. 22 to Schedule 13-D), Amendment No. 3 filed on December 31, 1998 (Amendment No. 23 to Schedule 13-D), Amendment No. 4 filed on November 2, 1999 (Amendment No. 24 to Schedule 13-D) is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Registrants' prior statements on Schedule 13D. This filing relates to the depositary units of the Issuer, American Real Estate Partners, L.P., a Delaware Limited Partnership (the "Depositary Units"). The address of the principal executive office of the Issuer is 100 South Bedford Road, Mt. Kisco, New York 10549.

Item 2.           Identity and Background

     The persons filing this statement are High Coast Limited Partnership, a Delaware limited partnership ("High Coast"), Beckton Corp., a Delaware corporation ("Beckton"), Barberry Corp., a Delaware corporation ("Barberry") (High Coast, Beckton and Barberry are collectively, the "Icahn Group") and Carl
C. Icahn, a citizen of the United States of America (collectively with the Icahn Group, the "Registrants"). The principal business address and the address of the principal office of (i) High Coast, Beckton and Barberry is 100 South Bedford Road, Mount Kisco, New York 10549, and (ii) Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     The name, citizenship, present principal occupation or employment director and executive officer of High Coast, Beckton and Barberry, are set forth Exhibit 1 attached hereto.

     Beckton is the general partner of High Coast and Mr. Icahn is the sole shareholder, director and executive officer of Barberry and Beckton. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

     Each of High Coast, Beckton and Barberry are primarily engaged in the business of investing in securities. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries LLC, a Delaware limited liability company ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, the membership interest of ACF, which is primarily engaged in the business of leasing and manufacturing railroad freight and tank cars and XO Communications Inc., which provides telecommunications primarily to businesses.

     Except as disclosed on Exhibit 2 attached hereto, which is hereby incorporated herein by reference thereto, none of Beckton, High Coast, Barberry, Carl C. Icahn, nor any manager or executive officer of any of the Icahn Group, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 190,000 Depositary Units being reported herein as purchased by Barberry was $2,090,000.00 (excluding commissions). The source of funds for the purchase of Depositary Units was the working capital of Barberry. On August 28, 2003, Leyton LLC was liquidated and all of its assets including Depositary Units were transferred to High Coast.





Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

     (a) As of the close of the business day on August 14, 2003, Registrants may be deemed to beneficially own, in the aggregate, 39,896,836 Depositary Units, representing approximately 86.6% of the Issuer's outstanding Depositary Units and 8,477,139 Preferred Units, representing approximately 86.5% of Issuer's outstanding Preferred Units (based upon the 46,098,284 Depositary Units and 9,797,511 Preferred Units stated to be outstanding as of June 30, 2003, by the Issuer in the Issuer's Form 10-Q filing (filed with the Securities and Exchange Commission for the quarter ended June 30, 2003).

     (b) High Coast has sole voting power and sole dispositive power with respect to 34,359,836 Depositary Units. Beckton may be deemed deemed to indirectly beneficially own the Depositary Units which, High Coast directly beneficially owns. Beckton disclaims beneficial ownership of the Depositary Units for all other purposes. Barberry has sole voting power and sole dispositive power with respect to the 5,537,000 of such Depositary Units. Carl
C. Icahn may be deemed to indirectly beneficially own the Depositary Units, which Barberry and High Coast directly beneficially own. Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes. Registrants may be deemed to beneficially own the Depositary Units held of record by API Nominee Corp. but Registrants disclaim beneficial ownership of all such Depositary Units.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

Transactions Date Price Per Depositary Unit ($)       Number Of Depositary Units

08/14/03                   11.00                      190,000

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Security of the Issuer

     Depositary Units and Preferred Units are collateral for loans to Mr. Icahn, including a loan from the Issuer which comes due on December 27, 2003

Item 7. Material to Be Filed as Exhibits

     Exhibit 1. Joint Filing Agreement, dated August 29, 2003.



                                                    SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in American Real Estate Partners, L.P., a Delaware limited partnership, is true, complete and correct.

Dated: August 28, 2003


HIGH COAST LIMITED PARTNERSHIP

By: Beckton Corp.
Its: General Partner

By: /s/ Edward E. Mattner
    Name: Edward E. Mattner
    Title: Authorized Signatory

BECKTON CORP.


By: /s/ Edward E. Mattner
    Name: Edward E. Mattner
    Title: Authorized Signatory

BARBERRY CORP.

By: /s/ Edward E. Mattner
    Name: Edward E. Mattner
    Title:  Authorized Signatory

CARL C. ICAHN


/s/ Carl C. Icahn
Carl C. Icahn



  [Signature Page for American Real Estate Partners, L.P. 13D Amendment No. 25]

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D (including amendments thereto) with respect to the depositary units representing limited partner interests in AMERICAN REAL ESTATE PARTNERS, L.P., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 28th day of August, 2003.



HIGH COAST LIMITED PARTNERSHIP

By: Beckton Corp.
Its: General Partner

By: /s/ Edward E. Mattner
    Name: Edward E. Mattner
    Title: Authorized Signatory


BECKTON CORP.

By: /s/ Edward E. Mattner
    Name: Edward E. Mattner
    Title: Authorized Signatory


BARBERRY CORP.

By: /s/ Edward E. Mattner
    Name: Edward E. Mattner
    Title: Authorized Signatory

/s/ Carl C. Icahn
Carl C. Icahn

             [Joint Filing Agreement for AREP 13D Amendment No. 25]

                                    EXHIBIT 1

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

     The following sets forth the name, position, and principal occupation of each director and executive officer of High Coast, Beckton and Barberry. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on
Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.


HIGH COAST LIMITED PARTNERSHIP

Name                             Position
----                             ----------
Beckton Corp.                    General Partner


BECKTON CORP.

Name                             Position
-----                            --------
Carl C. Icahn                    Chairman of the Board, President and Secretary
Richard T. Buonato               Vice President and Secretary*
Edward E. Mattner                Authorized Signatory


BARBERRY CORP.

Name                             Position
----                             --------

Carl C. Icahn                    Chairman of the Board, President and Secretary
Edward E. Mattner                Authorized Signatory
Gail Golden                      Authorized Signatory
Robert J. Mitchell               Authorized Signatory
Jordan Bleznick                  Vice President - Taxes

     * Principal office is located at 1 Wall Street Court, Suite 980, New York, New York 10005.


                                    EXHIBIT 2
                                   -----------

     On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

     Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.

                                                   End of Filing